SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: April 2, 2004	By:/s/ Nancy C. Gardner

1 March 2004. Thomas Henry Glocer, Devin Norse Wenig, David John Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

REUTERS GROUP PLC

2)    Name of director

THOMAS HENRY GLOCER, DEVIN NORSE WENIG AND DAVID JOHN GRIGSON

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, MR URE, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST.

7)     Number of shares/amount of stock acquired

NIL

8)     Percentage of issued class

N/A

9)     Number of shares/amount of stock disposed

114,381 ORDINARY SHARES TRANSFERRED BY THE REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II TO MR URE ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE.

10)     Percentage of issued class

LESS THAN 1%

11)    Class of security

ORDINARY 25P SHARES

12)    Price per share

N/A

13)    Date of transaction

1 MARCH 2004

14)     Date company informed

1 MARCH 2004

15)     Total holding following this notification

1,817,654

16)     Total percentage holding of issued class following this notification

LESS THAN 1%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

N/A

18)     Period during which or date on which exercisable

N/A

19)     Total amount paid (if any) for grant of the option

N/A

20)     Description of shares or debentures involved: class, number

N/A

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)     Total number of shares or debentures over which options held following this notification

N/A

23)     Any additional information

N/A

24)     Name of contact and telephone number for queries

ELIZABETH MACLEAN 0207 542 6706

25)     Name and signature of authorised company official responsible for making this notification

ELIZABETH MACLEAN

Date of Notification 1 MARCH 2004

3 March 2004.  Reuters Appoints Niall Fitzgerald as New Chairman

London – (LSE: RTR, Nasdaq: RTRSY) The Board of Reuters Group has appointed Niall FitzGerald KBE as Chairman of Reuters to succeed Sir Christopher Hogg with effect from 1 October 2004. Sir Christopher announced last year that he hoped that his successor would be named before the 2004 Reuters Annual General Meeting.

Niall FitzGerald has been a non-executive director of Reuters since 1 January 2003.

He has been Chairman and Chief Executive of Unilever since 1996. He announced last month his intention to step down from those roles on 30 September 2004.

Sir John Craven has also announced that he will stand down as a director at this year’s AGM. Dick Olver will become senior independent non-executive director.

Niall FitzGerald has worked for Unilever for thirty-seven years. He has previously been a non-executive director of Merck, Ericsson, Bank of Ireland and the Prudential Corporation. He is also currently chairman of the Conference Board, president of the Advertising Association, co-chair of the Transatlantic Business Dialogue and a member of the Foundation Board of The World Economic Forum.

Sir Christopher Hogg said that he was delighted that the Board had chosen Mr FitzGerald to succeed him. “I warmly welcome Niall to the chair of what is both a fine company and a great global brand. I am totally confident that Reuters strategy is matched by its ability to implement its plans”.

The company’s chief executive, Tom Glocer, paid tribute to Sir Christopher. “In his 18 years as chairman he has guided Reuters through many very good years and some challenging ones, but his judgment, intelligence and strong moral compass have inspired us all. He has stayed in the chair when it would have been far easier for him personally to retire and he has provided me with wise counsel and support.

“I am delighted that he will be succeeded by an international business leader of such standing. All of us at Reuters are excited about Niall’s appointment”.

Ends

Media Contacts

Stephen Naru
Global Head of Media Relations
Tel: +44 20 7542 7457
Mobile: + 001 917 213 4960
stephen.naru@reuters.com

Simon Walker
Director of Corporate Communications
Mobile: +44 7990 567800
simon.walker@reuters.com

Investors Contact:

Miriam McKay
Head of Investor Relations
Tel: +44 20 7542 7057
Mobile: +44 7990 567057
miriam.mckay@reuters.com

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Niall Fitzgerald biography

Niall FitzGerald has been Joint Chairman and CEO of Unilever since 1st September 1996.

Born on 13th September 1945, Niall FitzGerald studied at University College, Dublin, where he graduated with a degree in commerce. Thirty years with Unilever have been spent in a variety of jobs and in several countries. His early career was on the Commercial and Financial side of the business. In the early 1980’s he became CEO of Unilever’s foods business in South Africa and thereafter returned to London as Unilever Treasurer.

Niall FitzGerald joined the Boards of Unilever PLC and Unilever NV in 1987 and has served respectively as Financial Director, Foods Director and Detergents Director until his appointment as Vice Chairman and subsequently Chairman & CEO in 1996. During his Unilever career, he has worked and lived in Ireland, the Netherlands, South Africa, USA and the UK.

Outside Unilever, he joined the board of Reuters as a non-executive director on 1 January 2003. Other activities include President of the Advertising Association, Chairman of the Conference Board, Co-Chairman of the Transatlantic Business Dialogue (TABD), Member of the Foundation Board of the World Economic Forum, Member of the International Advisory Board of the Council on Foreign Relations, Trustee of The Leverhulme Trust, Fellow of the Royal Society of Arts. He also serves on the US Business Council and the International Business Council. He is a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council and the Shanghai Mayor’s International Business Leaders’ Council.

His former appointments include: Non-Executive Directorships of Merck, Ericsson, Bank of Ireland and the Prudential Corporation, member of the Accounting Standards Review Committee, member of the Finance and Industry Committee of the NEDC, and member of the International Policy Council for Agriculture and Trade.

Niall FitzGerald has four children: Tara — a journalist, Colin — events marketing, Aaron — music promotion and the most recent arrival, Gabriella (born in April 2001). His active interests include jazz and opera, collecting antique furniture, paintings, sculptures and Irish stamps. He is a sports enthusiast with a particular passion for Manchester United and Irish Rugby. He plays golf poorly and runs slowly!

Niall FitzGerald, an Irish citizen, was awarded an honorary Knight Commander of the British Empire in the 2002 New Year’s Honours.

17 March 2004. Thomas Henry Glocer, Devin Norse Wenig, David John Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

REUTERS GROUP PLC

2)    Name of director

THOMAS HENRY GLOCER, DEVIN NORSE WENIG AND DAVID JOHN GRIGSON

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, MR MARCHAND, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST.

7)     Number of shares/amount of stock acquired

NIL

8)     Percentage of issued class

N/A

9)     Number of shares/amount of stock disposed

116,520 ORDINARY SHARES TRANSFERRED BY THE REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II TO MR MARCHAND ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE.

10)     Percentage of issued class

LESS THAN 1%

11)    Class of security

ORDINARY 25P SHARES

12)    Price per share

N/A

13)    Date of transaction

17 MARCH 2004

14)     Date company informed

17 MARCH 2004

15)     Total holding following this notification

1,701,134

16)     Total percentage holding of issued class following this notification

LESS THAN 1%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

N/A

18)     Period during which or date on which exercisable

N/A

19)     Total amount paid (if any) for grant of the option

N/A

20)     Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)     Any additional information

N/A

24)     Name of contact and telephone number for queries

ELIZABETH MACLEAN 0207 542 6706

25)     Name and signature of authorised company official responsible for making this notification

ELIZABETH MACLEAN

Date of Notification 17 MARCH 2004

17 March 2004.      Reuters Group PLC files its Annual Report and Form 20-F 2003

Reuters Group PLC has filed its Annual Report and Form 20-F 2003 with the US Securities and Exchange Commission (SEC).

Included in the Directors’ Report in this document is a statement that Charles Sinclair, a non-executive director who is standing for re-election at the 2004 annual general meeting, has stated his intention to stand down from the Board at the 2005 annual general meeting.

The document is available on Reuters website (www.about.reuters.com/ar2003). It will be posted to shareholders on 23 March 2004.

Ends

Media Contacts

Stephen Naru
Global Head of Media Relations
Tel: +1 646 223 7728
Mobile: +1 917 213 4960

Susan Allsopp
Head of Media Relations, London
Tel: +44 20 7542 8404
Mobile: +44 7990 568404

Investors Contact

Miriam McKay
Head of Investor Relations
Tel: +44 20 7542 7057
Mobile: +44 7990 567057

17 March 2004.  Reuters Acquires Remaining Stake of ICor Brokerage Joint Venture

London – Reuters Group, the global information company, today announced that it has acquired the remaining 50 percent stake of ICor Brokerage Limited, its joint venture with ICor JV Holdings LLC. This takes Reuters a step nearer to achieving its aim of becoming the leading provider of electronic broking services for global Treasury markets. The acquisition also extends Reuters product coverage beyond the successful Spot and Forward Foreign Exchange (FX) products to include FX Options.

The consideration for the acquisition will be paid in cash and will be based on future revenues derived from transactions using the ICor products.

Mark Robson, Global Head of Treasury and Fixed Income, said, “The timing for the acquisition of ICor Brokerage is good given the active FX markets over the last year. With the ICor acquisition, Reuters will be able to directly meet our customers’ needs for cost-effective brokerage and the straight through processing of FX Options. ICor’s customer base includes virtually every significant bank in the world which trades FX Options and all will transact their business from Reuters Dealing 3000 key stations.”

ICor Brokerage Limited was a 50/50 joint venture set up by Reuters and ICor JV Holdings LLC, the electronic derivatives broker, to develop electronic brokerage services for the global inter-bank foreign exchange options and interest rate derivatives markets.

Ends

Press Contacts:

Yvonne Diaz
Tel: +44 20 7542 2615
Reuters Group – Corporate Communications
Mobile: +44 7990 560 615
yvonne.diaz@reuters.com

Kyle Arteaga
Reuters Group – Corporate Communications
Tel: +1 646 223 5222
kyle.arteaga@reuters.com

Investors Contact:

Miriam McKay
Tel: +44 20 7542 7057
Reuters Group – Investor Relations
Mobile: +44 7990 567057
miriam.mckay@reuters.com

Note to Editors:

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.